Exhibit 99.1

Emclaire Financial Corp 612 Main Street ♦ Emlenton, PA 16373-0046 Phone: (844) 767-2311/FAX: (724) 867-9326

PRESS RELEASE

RELEASE DATE:	CONTACT:

Friday, May 25, 2018	William C. Marsh
Chairman, President and
Chief Executive Officer
Emclaire Financial Corp
Phone: (844) 800-2193
Email: investor.relations@farmersnb.com

Or

Henry H. Deible
President and Chief Executive Officer
Community First Bancorp, Inc.
Phone: (814) 653-8232

Emclaire Financial Corp Announces Agreement to Acquire Community First Bancorp, Inc.

Emlenton, PA, May 25, 2018 – Emclaire Financial Corp (NASDAQ: EMCF) (“Emclaire”), the parent holding company of The Farmers National Bank of Emlenton (“Farmers National”), and Community First Bancorp, Inc. (“Community”), the holding company of Community First Bank, jointly announced today that they have entered into an Agreement and Plan of Merger providing for the acquisition of Community by Emclaire.

Under the terms of the merger agreement, which has been unanimously approved by the boards of directors of both institutions, Community will merge into Emclaire and immediately thereafter Community First Bank will merge into Farmers National. Shareholders of Community will receive 1.2008 shares of Emclaire common stock and $6.95 in cash for each share of Community common stock upon completion of the merger or approximately $17 million in the aggregate. In addition, each share of preferred stock of Community First Bank will be exchanged for similar shares of preferred stock of Emclaire.

William C. Marsh, Chairman, President and Chief Executive Officer of Emclaire and Farmers National, stated, “We are excited about the opportunity to partner with Community First as we continue to build a stronger franchise in the Pittsburgh and Western Pennsylvania region. This transaction strengthens our market position in Clarion and Jefferson counties and reflects our strategy to develop business within our market areas while we continue to seize on opportunities for future expansion. Community has an attractive balance sheet and strong customer relationships. We believe we can provide Community First’s customers with a broader array of banking services, including expanded commercial and consumer lending capabilities and a more robust array of depository products and services. This partnership with Community First is a positive milestone in attaining our vision of becoming a community bank with over $1 billion in assets, and enhances the value of our banking franchise by getting closer to a market capitalization of over $100 million.”

The transaction is expected to be accretive to Emclaire’s earnings per share in the first full year of combined operations, excluding one-time charges. The merger is subject to the approval of the appropriate banking regulatory authorities and an affirmative vote of the shareholders of Community and Community First Bank. It is expected that the transaction should be completed in the fourth quarter of 2018.

Henry H. Deible, President and Chief Executive Officer of Community and Community First Bank said, “We are excited to be joining Emclaire and Farmers National and believe that the combination will benefit our shareholders, customers and the communities we serve. We are thrilled about the new products and services that will be available to our customers.” Mr. Deible further stated, “I look forward to working with Mr. Marsh and the entire Emclaire team.”

Upon completion of the merger, Henry H. Deible, President and Chief Executive Officer of Community, and Henry H. Deible, II, a director of Community, will join the boards of directors of Emclaire and Farmers National. All of the directors and executive officers of Community have entered into voting agreements with Emclaire pursuant to which they have agreed to vote their shares in favor of the merger.

At March 31, 2018, Emclaire had consolidated assets of approximately $755.8 million, deposits of $666.7 million, net loans of $584.5 million and shareholders' equity of $58.9 million. At March 31, 2018, Community had assets of approximately $130.6 million, deposits of $106.6 million, net loans of $112.8 million and total equity of $13.3 million.

When the transaction is consummated, the combination of the two banking companies will create a bank with approximately $900 million in total assets providing banking services through 20 locations throughout Western Pennsylvania and in Hancock County, West Virginia. The transaction will strengthen Emclaire’s presence in Clarion and Jefferson counties, Pennsylvania. In addition, following the merger, Emclaire’s market capitalization will increase to over $90 million.

Silver, Freedman, Taff & Tiernan LLP, Washington, DC acted as legal counsel to Emclaire in the transaction and Raymond James & Associates, Inc. served as financial advisor. Bybel Rutledge LLP, Lemoyne, PA acted as legal counsel and Commonwealth Advisors, Inc. served as financial advisor to Community.

About Emclaire Financial Corp

Emclaire Financial Corp is the parent company of The Farmers National Bank of Emlenton, an independent, nationally chartered, FDIC-insured community bank headquartered in Emlenton, Pennsylvania, operating 17 full service offices in Venango, Allegheny, Butler, Clarion, Clearfield, Crawford, Elk, Jefferson and Mercer counties, Pennsylvania and Hancock county, West Virginia. Emclaire’s common stock is quoted on and traded through the NASDAQ Capital Market under the symbol “EMCF”. For more information, visit Emclaire’s website at “www.emclairefinancial.com.”

About Community First Bancorp, Inc.

Community First Bancorp, Inc. is the parent company of Community First Bank, a Pennsylvania chartered bank located in Reynoldsville, Pennsylvania. Community First Bank operates four offices located in Reynoldsville, Sykesville, Punxsutawney and Clarion, Pennsylvania and a loan production office in DuBois, Pennsylvania.

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Forward-Looking Statements

This release contains certain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements do not relate strictly to historical or current facts. Forward-looking statements reflect management’s current views and estimates of future economic circumstances, industry conditions, company performance and financial results. They often include the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors - many of which are beyond our control - could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Forward-looking statements regarding the transaction are based upon currently available information.

Actual results could differ materially from those indicated in forward-looking statements. Among other factors, actual results may differ from those described in forward-looking statements due to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to obtain such approvals or satisfy such conditions; the anticipated benefits from the proposed transaction are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest rates, laws and regulations and their enforcement, and the degree of competition in our markets; the ability to promptly and effectively integrate the businesses of the companies; the reaction of the companies' customers to the transaction; diversion of management time on merger-related issues; changes in asset quality and credit risk; the inability to sustain revenue and earnings; and competitive conditions.

Emclaire’s Annual Report on Form 10-K and other reports filed with the SEC describe some additional factors which could cause actual conditions, events or results to differ significantly from those described in forward-looking statements.

Forward-looking statements speak only as of the date they are made. Copies of Emclaire’s reports filed with the SEC are available in the Financial Information section of Emclaire’s website, www.emclairefinancial.com. We do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

This press release is being made pursuant to and in compliance with Rules 165 and 425 of the Securities Act of 1933 and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. In connection with the proposed transaction, Emclaire Financial Corp and Community Bancorp, Inc. will file a proxy statement/prospectus as part of a registration statement on Form S-4 regarding the proposed transaction with the Securities and Exchange Commission, or SEC. Investors and security holders are urged to read the proxy statement/prospectus because it will contain important information about Emclaire and Community and the proposed transaction. The final proxy statement/prospectus will be mailed to shareholders of Community and Community First Bank. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents when filed with the SEC at the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of charge from Emclaire by directing such requests to the Secretary of Emclaire (Matthew J. Lucco) at 612 Main Street, Emlenton, Pennsylvania 16373, telephone (844) 767-2311, or from Community by directing such requests to the President and Chief Executive Officer of Community (Henry H. Deible), 444 Main Street, Reynoldsville, Pennsylvania 15851, telephone (814) 653-8232.

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Participants in the Solicitation

Emclaire and Community and their respective directors, executive officers and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information concerning all of the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the Securities and Exchange Commission’s Web site at www.sec.gov and from Emclaire’s website at www.emclairefinancial.com.

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